EXHIBIT 99.1

JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each of the Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Global Payments Inc., and that this agreement may be included as an exhibit to such joint filing.

Dated: January 12, 2026

GTCR W Aggregator LP

By: GTCR Partners W LLC
Its: General Partner

/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Chief Legal Officer

GTCR Partners W LLC

/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Chief Legal Officer

GTCR Investment XIII LLC

/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Chief Legal Officer

GTCR Investment XIV LLC

/s/ Jeffrey Wright
Name:	Jeffrey Wright
Title:	Chief Legal Officer